BERGIO INTERNATIONAL, INC.

12 DANIEL ROAD EAST

FAIRFIELD, NEW JERSEY 07004

June 27, 2012

Via E-mail

William H. Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bergio International Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 1, 2012
Response dated June 1, 2012
File No. 333-179283
Form 10-K for Fiscal Year Ended December 31, 2011
Filed April 3, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 14, 2012
File No. 333-150029

Dear Mr. Thompson:

By letter dated June 15, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Bergio International, Inc. (the “Company,” “we,” “us” or “our”) with its comments to Amendment No. 1 to Registration Statement on Form S-1, filed on June 1, 2012 (the “Registration Statement”), Form 10-K for Fiscal Year Ended December 31, 2011, filed April 1, 2012 (the “Yearly Report”), Form 10-Q for Fiscal Quarter Ended March 31, 2012, filed May 14, 2012 (the “Quarterly Report”).  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your prospectus to:

•

Describe how and when a company may lose emerging growth company status;

•

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

State your election under Section 107(b) of the JOBS Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your Management’s Discussion and Analysis.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  Pursuant to Section 101(d) of the JOBS Act, an issuer does not qualify as an emerging growth company if the first sale of common equity securities of such issuer pursuant to an effective registration statement under the Securities Act of 1933 occurred on or before December 8, 2011.  The Company does not qualify as an emerging growth company as the first sale of common equity securities occurred on May 7, 2008.

Summary Financial Data, page 10

2.

We note that statements of operations and balance sheet data for each year presented in the first two tables do not agree to your financial statements. We also note that the weighted average common shares outstanding for the three months ended March 31, 2012 presented in the third table and total stockholders’ equity (deficit) at December 31, 2011 presented in the fourth table do not agree to your financial statements.  Please revise.

Response:  We have revised our disclosure in the Registration Statement to reconcile the statements of operations and balance sheet data for each year presented in the first two tables with our financial statements.  In addition, we have revised the weighted average common shares outstanding for the three months ended March 31, 2012 presented in the third table and the total stockholders’ equity (deficit) at December 31, 2011 presented in the fourth table in accordance with our financial statements.

Risk Factors, page 11

If we were to experience substantial defaults by our customers…….,  page 13

3.

We note that the approximate amount of accounts receivable differs from your interim financial statements.  Please revise or advise.

Response:  We have revised the approximate amount of accounts receivable in accordance with our interim financial statements.

If we fail to implement and maintain an effective system of internal controls…… ,  page 16

4.

You disclose that an independent registered public accounting firm must issue an attestation report on the effectiveness of your internal control over financial reporting.  The requirement to provide an attestation report of the registered public accounting firm is applicable to accelerated and large accelerated filers.  Refer to Item 308 of Regulation S-K and revise your disclosure accordingly.  Also refer to comment 1 above.

Response:  We have revised our disclosure in the Registration Statement in accordance with Item 308 of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 43

5.

Please disclose the information required by paragraph (a)(5) of Item 404 of Regulation S- X in regard to shareholder advances, including the largest amount of shareholder advances outstanding during the period, the amount outstanding as of the latest practicable date, the amount of principal paid during the most recent year and interim period and the amount of interest paid during the most recent year and interim period or the interest rate payable on the advances.

Response:  We have revised our disclosure in the Registration Statement to include information regarding shareholder advances required pursuant to Item 404(a)(5) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,  page 27

Liquidity and Capital Resources, page 32

Bank Lines of Credit and Notes Payables, page 33

6.

The following disclosures appear to differ from the disclosures in your financial statements:

•

the outstanding balance of the term loan disclosed in the first paragraph;

•

the outstanding balances of unsecured credit card obligations disclosed in the third paragraph; and

•

the statement that the bank line of credit has not been utilized in 2012 in the second paragraph.

Please revise or advise.

Response:  We have amended the Registration Statement to revise the outstanding balance of the term loan disclosed in the first paragraph and the outstanding balances of unsecured credit card obligations disclosed in the third paragraph in accordance with our financial statements.  In addition, we have revised the second paragraph to indicate that the bank line of credit has been utilized in 2012 and the outstanding balance as of March 31, 2012 is $20,500.

Critical Accounting Policies, page 34

7.

We note that the critical accounting policies you describe vary from those described in Form 10-K filed April 3, 2012, as follows:

•

your description of fair value measurements excludes information regarding fair value of financial instruments; and

•

accounting for equity-based compensation is not presented as a critical accounting policy.

Please tell why these disclosures are omitted from the filing.  In addition, please include a subheading in regard to the discussion of your revenue recognition policy.

Response:  We have revised the critical accounting policies in accordance with those described in Form 10-K filed April 3, 2012, specifically including information regarding fair value of financial instruments in our description of fair value measurements, accounting for equity-based compensation and a subheading in regard to our discussion of our revenue recognition policy.

Recently Issued Accounting Standards, page 35

8.

You disclose that you do not expect the provisions of ASU 2011-04 and ASU 2011-05 to have a material effect on your financial position, results of operations or cash flows.Since you were required to adopt these ASU’s as of January 1, 2012, please revise to disclose the effect the adoption had on your financial statements.  Please similarly revise the disclosures in your unaudited financial statements.

Response: We have revised our disclosure in the Registration Statement to state the adoption of ASU 2011-04 and ASU 2011-5 did not have a material effect on the financial position, results of operations or cash flows of the Company.  In addition, we have similarly revised the disclosure in our unaudited financial statements.

Financial Statements, page 45

Statements of Cash Flows, page 51

9.

We note that the amount reported for the “issuance of convertible debt for bank line of credit” and “issuance of convertible debt for notes payable” in supplemental disclosures of cash flow information for 2011 differs from the amounts disclosed in Note 8 on pages 60 and 62.  Please revise or advise.

Response:   We have revised our disclosure in the Registration Statement accordingly.

Notes to Financial Statements, page 53

Nature of Operations, page 53

10.

You disclose in parentheses that the Share Exchange Agreement is defined below.  Since there is no description of the Share Exchange Agreement, please remove the parenthetical reference.  Please also remove the parenthetical reference in Note 1 on page 74.

Response:  We have revised our disclosure accordingly.

Fair Value of Financial Instruments, page 54

11.

You disclose that convertible debt is measured on a recurring basis.  However, it appears that the embedded conversions options are measured on a recurring basis.  Please revise your disclosure accordingly.  In addition, please disclose the fair value of convertible debt together with the related carrying amount and the methods and assumptions used to estimate fair value.  Please similarly revise your disclosure on page 76.

Response:  We have revised our Registration Statement to disclose that the Company does not measure the carrying amount of its convertible debt on a recurring basis.  In addition, we have revised our Registration Statement to disclose the fair value of convertible debt together with the related carrying amount and the methods and assumptions used to estimate fair value as part of Note 8 as of December 31, 2011 and March 31, 2012.

Basic and Diluted Loss Per Share, page 56

12.

Please disclose the number of shares of common stock issuable upon the conversion of convertible debt that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share for each year.  Refer to ASC 260-10-50-1c.  Please provide such disclosures in the unaudited interim financial statements as well.

Response:  We have revised the Registration Statement to disclose the number of shares of common stock issuable upon the conversion of convertible debt that could potentially dilute basic earnings per share in the future pursuant to ASC 260-10-50-1c.  In addition, we have provided such disclosures in the unaudited interim financial statements as well.

[13] Commitment and Contingencies, page 68

Committed Equity Facility Agreement, page 69

13.

We note your disclosure in the next to last paragraph on page 91 that you issued the shares for the remaining three installments of the non-refundable facility fee on December 23, 2011.  Please revise your disclosure here and on page 87 or on page 91 as appropriate.

Response:  We have revised our disclosure in the Registration Statement to note that the Company has recorded common stock issuable for the remaining three installments of the non-refundable facility fee.

Litigation, page 69

14.

Please tell us why the purchase price and the outstanding balance are different from the amounts disclosed in Note 4 or revise your disclosure accordingly.

Response:  We have amended the Registration Statement to revise the purchase price and the remaining outstanding balance regarding the sale of Diamond International, Inc.

Unaudited Financial Statements, page 70

15.

Please disclose changes in the separate accounts comprising stockholders’ equity and changes in the number of shares of equity securities outstanding as a separate statement or in the notes to the financial statements.  Refer to ASC 505-10-50-2.

Response:  We have amended the Registration Statement to disclose changes in the separate accounts comprising stockholders’ equity and changes in the number of shares of equity securities outstanding as a separate statement accordance with ASC 505-10-50-2.

Statements of Operations, page 72

16.

Please tell us what the derivative expense included in other income (expense) represents.

Response:  The Company recorded a day 1 fair value for a derivative liability and a debt discount equivalent to the face amount of the note since that amount was less than the total fair value of the derivative liability.  The remaining coverage was recorded as a charge to the statement of operations and classified as a derivative expense.

Statements of Cash Flows, page 73

17.

Please show us how to reconcile the “issuance of common stock for convertible debt and accrued interest” and the “issuance of convertible debt for settlement agreement” amounts for the three months ended March 31, 2011 disclosed in supplemental disclosures of non-cash investing and financing activities to your disclosures in Note 7.

Response:  We have revised our disclosure in the Registration Statement to add non-cash items that took place in the quarter ended March 31, 2011 to Note 7 of the March 31, 2012 financial statements.

[11] Commitment and Contingencies, page 86

18.

Please disclose the January 2012 revision to the monthly lease for office and manufacturing.

Response:  We have revised our disclosure in the Registration Statement to indicate that the Company is on a month to month lease for office and manufacturing.

Part II, page 89

Recent Sales of Unregistered Securities, page 89

19.

It appears that the shares issued to Tangiers as a one-time commitment fee disclosed in the ninth paragraph on page 66 is omitted from this section.  Please revise or advise.

Response: We have revised our disclosure in the Registration Statement to clarify that we issued 92,593 shares of common stock to Tangiers as a one-time commitment fee equaling $500,000.

20.

Please show us how to reconcile the stock issuances disclosed in the last paragraph on page 91 and on page 92 to your disclosures in the subsequent events footnote on page 69.

Response:  We have revised our disclosure accordingly.

Exhibit 23.1

21.

We note that the auditor’s consent references the report dated March 28, 2011 related to your financial statements as of and for the years ended December 31, 2010 and 2009. Please revise to reference the appropriate report and financial statements.

Response:  We have revised the auditor’s consent attached as Exhibit 23.1 to the Registration Statement to reference the report dated March 26, 2012 related to our financial statements as of and for the years ended December 31, 2011 and 2010.

Form 10-K Filed April 3, 2012

22.

Please address the above comments in future filings to the extent applicable.

Response:  We shall incorporate all applicable comments into our future filings.

Form 10-Q Filed May 14, 2012

23.

Please address the above comments in future filings to the extent applicable.

Response:  We shall incorporate all applicable comments into our future filings.

Further the Company acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Berge Abajian

Berge Abajian

Chief Executive Officer

Bergio International, Inc.